EDWARD F. LANGE, JR.
Executive Vice President
Chief Financial Officer

VIA EDGAR AND FACSIMILE

October 6, 2006

Ms. Cicley LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRE Properties, Inc.

Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”)

Forms 10-K for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 001-14306

Dear Ms. Cicley LaMothe:

We refer to the comments received by facsimile on September 25, 2006 from the office of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For ease of review, we have set forth each of the numbered comments of your letter and our responses.

1.	We note from the cash flow statement that dividends paid to shareholders and distributions to minority partners have exceeded net cash provided by operating activities for the periods ended March 31, 2006, March 31, 2005 and June 30, 2005. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay the dividends, which appears to be proceeds from investment property sales and distributions from unconsolidated joint ventures in excess of income.

BRE Properties, Inc. (“BRE”) pays dividends based upon annual projected results. Based upon these projected results, management expects operating cash flow to exceed dividends in each annual period. Cash flow generated from operating activities exceeded dividends by $3.8 million, $26.3 million and $12.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. For the six months ended June 30, 2006, cash flow generated from operating activities exceeded dividends by $22.8 million. BRE’s operating cash flow in any given quarter can fluctuate based on the timing of several items including: semiannual interest payments, semiannual property tax bills, annual insurance premiums, payment of accrued operating expenses and other non-routine items (litigation costs and/or litigation proceeds). The Company believes it maintains more than adequate liquidity to address the timing of cash flows.

2.	We note that the company contributed seven communities to seven newly formed joint ventures in exchange for a 15% equity interest in each joint venture and approximately $200 million in cash from the joint ventures. In connection with the sale of these assets, the company recorded a gain totaling approximately $38 million. Explain to us your policy for recognizing a gain in situations where the company retains an equity interest under SOP 78-9 and SFAS 66.

BRE followed the provisions of SOP 78-9 “Accounting for Investments in Real Estate Ventures” and FAS 66 “Accounting for Sales of Real Estate” in recording a gain on the outside basis of investment properties contributed to seven limited liability companies (LLCs) during the second quarter. The transactions qualified as “partial sales” under paragraph 33 b and c of FAS 66, as the collection of the sales price was reasonably assured, and BRE is not required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. While the LLCs were not considered independent of BRE under paragraph 33 a of FAS 66, due to BRE’s equity interest in the LLCs, the transaction was deemed a “partial sale” per paragraph 34 of FAS 66 as BRE does not control the LLCs. This treatment is consistent with SOP 78-9, based upon the fact that BRE is not required to reinvest in the LLCs the cash received upon contribution of the investment properties into the LLCs.

Consequently, BRE’s gain was calculated as the difference between the third party 85% interest in the LLCs (outside basis), or $199.7 million and 85% of BRE’s net book value of the contributed investment properties of approximately $158.9 million, less approximately $2 million of transaction costs. BRE’s 15% interest in the LLCs continues to be reported at its book value and will be adjusted to reflect the difference in cost basis recorded by BRE and the fair value (contributed value in transaction) reported by the ventures. This difference will result in recognition of more income (e.g. due to a reduction of depreciation expense as a result in the basis difference) than reported by the joint ventures.

In connection with this response the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (415) 445-6559 with any questions or comments regarding this correspondence.

Respectfully submitted,

/s/ EDWARD F. LANGE, JR.

Edward F. Lange, Jr.
Chief Financial Officer

cc:	Laura L. Gabriel, Latham & Watkins LLP

Edward F. Lange, Jr.

Telephone: 415.445.6559

Facsimile: 415.445.6505

elange@breproperties.com